Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting (the “Notice”) of the Company both dated 12 January 2023 in relation to the convening of the EGM for the purpose of considering and, if thought fit, approving, inter alia, the adoption of the 2023 Share Award Scheme and to authorise the Board to grant Awards under the 2023 Share Award Scheme and to allot and issue, procure the transfer of and otherwise deal with the Award Shares in connection with the 2023 Share Award Scheme. Capitalized terms used herein shall have the same meanings as those defined in the Circular and Notice unless otherwise stated.

Poll results

At the EGM of the Company held on 6 February 2023, voting on the proposed ordinary resolutions (the “Resolutions”) as set out in the Notice was taken by poll.

The poll results in respect of the Resolutions proposed at the EGM was as follows:

ORDINARY RESOLUTIONS			No. of Votes (%)
			FOR	AGAINST
1.	To approve, subject to and conditional upon the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Ordinary Shares which may fall to be issued and allotted on the vesting of any Awarded Shares pursuant to any Awards which may be granted under the 2023 Share Award Scheme, and the adoption of the rules of which are contained in the document marked “A” produced to this meeting and signed by the chairman of this meeting for identification purpose, and the Scheme Mandate limit of 68,349,307 Ordinary Shares, and to authorise the Directors to take all such steps and attend all such matters, to approve and execute (whether under hand or under seal) such documents and to do such other things, for and on behalf of the Company, as the Directors may consider necessary, desirable or expedient to effect and implement the 2023 Share Award Scheme, including without limitation,		155,945,863 Ordinary Shares (98.0801%)	3,052,660 Ordinary Shares (1.9199%)

	(i)	administering the 2023 Share Award Scheme under which Awards will be granted to Eligible Participants under the 2023 Share Award Scheme;

	(ii)	modifying and/or amending the 2023 Share Award Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2023 Share Award Scheme relating to modification and/or amendment and the requirements of the Listing Rules;

	(iii)	granting Awards to Selected Participants under the 2023 Share Awards Scheme and allotting and issuing from time to time such number of Awarded Shares as may be required to be issued pursuant to the vesting of the Awards that may be granted under the 2023 Share Award Scheme and subject to the Listing Rules;

ORDINARY RESOLUTIONS			No. of Votes (%)
			FOR	AGAINST
	(iv)	making application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued Ordinary Shares of the Company may for the time being be listed, for the listing of, and permission to deal in, any new Awarded Shares or any part thereof that may hereafter from time to time be allotted and issued pursuant to the vesting of the Award granted under the 2023 Share Award Scheme; and

	(v)	consenting, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2023 Share Award Scheme.

2.	To approve, conditional on the passing of the ordinary resolution no. 1 set out in this notice and adoption of the 2023 Share Award Scheme, the adoption of the Service Provider Sublimit (as defined in the 2023 Share Award Scheme) on the total number of Award Shares that may be issued in respect of all Awards to be granted to Service Providers under the Share Award Scheme and to authorise the Directors to take all such steps and attend all such matters, to approve and execute (whether under hand or under seal) such documents and to do such other things, for and on behalf of the Company, as the Directors may consider necessary, desirable or expedient to effect and implement the Service Provider Sublimit.		155,950,623 Ordinary Shares (98.0831%)	3,052,660 Ordinary Shares (1.9199%)

As more than 50% of the votes were cast in favour of the above Resolutions, they were duly passed as ordinary resolutions of the Company.

As at the date of the EGM, the total number of issued Ordinary Shares was 683,493,072 Ordinary Shares, which was the total number of Ordinary Shares entitling the Ordinary Shareholders to attend and vote on the Resolution proposed at the EGM. No Ordinary Shareholder was entitled to attend but was required to abstain from voting in favour at the EGM pursuant to Rule 13.40 of the Listing Rules. No Ordinary Shareholder have stated their intention in the circular to vote against or to abstain from voting on the Resolution at the EGM. There were no restrictions on any of the Shareholders to cast votes on the proposed Resolution at the EGM.

Tricor Investor Services Limited, the Company’s branch share registrar in Hong Kong, acted as the scrutineer for the poll at the EGM.

Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Liu Kwong Sang attended the EGM in person or by electronic means.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 6 February 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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